SEC, Washington Exemption File No. 82-5079

Press release

Skandia

02034996

SUPPL

14 May 2002

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

April sales SEK 11.9 billion[1)]

Sales in April
Sales amounted to SEK 11.9 billion (12.9). Sales in March 2002 totalled SEK 10.7 billion.

New sales of unit linked assurance through April
New sales of unit linked assurance decreased by 17% through April compared with the same period in 2001.

Sales through April
Sales amounted to SEK 42.9 billion (50.8). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 4.7 billion (5.3). Of total sales, SEK 30.6 billion (34.1) pertains to unit linked assurance, SEK 10.6 billion (14.7) to mutual fund savings products, and SEK 1.1 billion (1.4) to direct sales of funds.

In the USA, sales of variable annuities through April amounted to SEK 12.0 billion (14.3), and sales of mutual funds totalled SEK 4.6 billion (9.5). Sales in the UK totalled SEK 14.4 billion (15.9). In Sweden, SkandiaLink's sales amounted to SEK 3.9 billion (4.2). Sales in markets outside the USA, the UK and Sweden amounted to SEK 6.6 billion (5.3).

Exchange rate effects
Currency movements did not have any impact on sales during the first quarter of 2002, compared with the average exchange rates that applied for the full-year 2001.

Sales figures for the month of May will be released on 12 June 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46-8-788 3643

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[1] All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia

Definitions of sales

Sales

Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

New sales

New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

Sales per month	2002	2001
January	10.6	12.6
February	9.7	11.7
March	10.7	13.6
April	11.9	12.9
Subtotal	**42.9**	**50.8**
May		12.4
June		12.4
July		10.6
August		9.6
September		8.3
October		9.5
November		9.4
December		10.8
Total		**133.8**

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

Exchange rates		2002 30 April	2002 31 Mar.	2001 31 Dec.	2001 30 April	2001 31 Mar.
SEK						
EUR	Closing rate	9.26	9.04	9.33	9.09	9.15
EUR	Average rate	9.17	9.14	9.29	9.02	9.00
GBP	Closing rate	14.97	14.75	15.32	14.63	14.82
GBP	Average rate	14.98	14.98	15.01	14.32	14.22
USD	Closing rate	10.28	10.36	10.58	10.20	10.39
USD	Average rate	10.46	10.51	10.43	9.85	9.74
JPY	Closing rate	0.080	0.078	0.081	0.082	0.083
JPY	Average rate	0.079	0.079	0.086	0.082	0.083